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             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                           FORM 15

 Certificate and Notice of Termination of Registration under
            Section 12 of the Securities Exchange
   Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

                               Commission File Number 1-8400
                       AMR Corporation
   (Exact name of registrant as specified in its charter)

 4333 Amon Carter Blvd., Fort Worth, Texas 76155, (817) 963-1234
     (Address, including zip code, and telephone number,
                    including area code,
        of registrant's principal executive offices)

            5.25% Subordinated Debentures due 1998
    6.125% Convertible Subordinated Quarterly Income Capital
                     Securities due 2024
            6.25% Subordinated Debentures due 1996
  (Title of each class of securities covered by this form)

            Common stock, $1 par value per share
                     8.10% Notes due 1996
                  9.00% Debentures due 2016
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)  [   ]    Rule 12h-3(b)(1)(ii)  [   ]
    Rule 12g-4(a)(1)(ii) [   ]    Rule 12h-3(b)(2)(i)   [   ]
    Rule 12g-4(a)(2)(i)  [   ]    Rule 12h-3(b)(2)(ii)  [   ]
    Rule 12g-4(a)(2)(ii) [   ]    Rule 15d-6            [   ]
    Rule 12h-3(b)(1)(i)  [X]

    Approximate number of holders of record as of the certification or notice date:

      None

     Pursuant to the requirements of the Securities Exchange
Act of 1934 AMR Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 26, 1996        BY: /s/ Charles D. MarLett
                                   Charles D. MarLett
                                   Corporate Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.